Mr. John Ganley

July 12, 2011

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

July 12, 2011

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, we are responding to the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or “Staff”) on June 28, 2011 with respect to the Registrant’s registration statement filed on May 17, 2011 on Form N-1A regarding the Aspen Managed Futures Strategy Fund, formerly identified as the Aspen Futures Strategy Fund (the “Fund”), a series of the Registrant (“PEA 72”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on June 28, 2011 to PEA 72, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 72.

STAFF COMMENTS TO THE PROSPECTUS:

1.

Staff Comment:  In the Registrant’s response dated May 6, 2011 to previous Staff comments, the Registrant indicated that the Adviser had informed the Registrant that, for the foreseeable future, up to 100% of the Subsidiary’s assets (and indirectly, up to 25% of the Fund’s assets) may be exposed to a single swap counterparty.  Please disclose in the Fund’s prospectus the identity of such counterparty and its credit rating.

Registrant’s Response:  In compliance with the Staff’s request, the Registrant has added the following disclosure under the sections titled “Principal Investment Strategies of the Fund” and “What are the Fund’s Principal Investment Strategies?” of the Fund’s prospectus:

The Fund, through the Subsidiary, may enter into a swap agreement with Nomura International Plc, whose obligations will be guaranteed by Nomura Securities Co. Ltd.  The credit rating of Nomura Securities Co. Ltd. is A- (S&P).

2.

Staff Comment:  Please add a footnote to the Fund’s Annual Fund Operating Expenses table under the section titled “Fees and Expenses” beginning on page 2 of PEA 72 to the effect that the fees associated with the swap will indirectly increase Fund expenses.

Registrant’s Response:  In compliance with the Staff’s request, the Registrant has added the following footnote to the Annual Fund Operating Expenses table under the section titled “Fees and Expenses” of the Fund’s prospectus:

The Fund, through the Subsidiary, intends to enter into one or more swap agreements.  Expenses associated with investments in swap agreements are indirectly borne by the Fund.  Such indirect expenses are not reflected in this table, and may affect the Fund’s performance.

3.

Staff Comment:  Please add a new risk factor under the sections titled “Principal Risks of the Fund” and “What are the Principal Risks of Investing in the Fund?” beginning on pages 7 and 19, respectively, of PEA 72 regarding the potential consequences to the Fund in connection with the swap in the event LIBOR increases significantly.

Registrant’s Response:  In compliance with the Staff’s request, the Registrant has added the following disclosure to the sections titled “Principal Risks of the Fund” and “What are the Principal Risks of Investing in the Fund?” of the Fund’s prospectus:

Swap-Related Interest Rate Risk.  The Fund, through the Subsidiary, may enter into one or more swap agreements whereby the Fund pays a return based on a floating reference interest rate and receives a return based on a reference asset.  If the reference interest rate does not behave as anticipated, or if the reference asset does not perform as expected, the Fund may experience diminished investment returns or increased losses.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Mr. John Ganley

July 12, 2011

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg, Esq.

Secretary, Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP